Legacy Ventures International Inc.

2602 Innisfil Road

Mississauga, Ontario, L5M 4H9, Canada

November 20, 2014

VIA EDGAR

Sonia Barros, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Legacy Ventures International Inc.

Registration Statement on Form S-l

Filed September 30, 2014

File No. 333-199040

Dear Ms. Barros:

We are in receipt of your comment letter dated October 28, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We respectfully advise the Staff that we do not have written communications as defined in Rule 405 under the Securities Act nor any research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 as referred to in your comment.

2.    We note your disclosure that you are a development stage company that has not conducted any active operations since your inception and that you have nominal assets consisting solely of cash. Accordingly, you appear to be a “shell company” as defined by Rule 405 of the Securities Act. We believe that if you are a shell company, your selling shareholders received their shares recently and the shares being sold represent 100% of your outstanding shares not held by affiliates, your selling shareholders are considered underwriters. See SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus. Please also include the undertaking required by Item 512(a)(6) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that we believe the Company is not a “shell company” as defined in Rule 405 of the Securities Act. We are currently actively engaged in business activities and marketing strategies. We have added following disclosure on page 14 and page 16:

“We are currently a development stage company. Although we have not formed any material relationship or entered into any agreement with real estate investors, developers or owners, we used our initial contact list, surveyed the local market and built a portfolio of potential clients in the property management market.

We have taken on a couple of projects without compensation in order to establish our presence in the industry. We participated in the management of RecFest in September 2014 at Canlan Sportsplex for “Smile” and “Special Olympics Ontario”, both not-for-profit charitable organizations to raise funds for children with special needs to provide speech and occupational therapy services. The event raised over $5,000 for the special needs fund and more than two hundred (200) people attended the event. We were not financially compensated for our efforts, but contributing to the greater cause of making a difference in the lives of the children brought overwhelming satisfaction to us and our company, as well as generated recognition in the local community for the company.

This event was also a great segway in introducing our firm’s expertise in managing commercial properties such as sports complex (Canlan). We were also able to establish relationships with many sponsors who could provide leads for our potential clients. We provided support in marketing, graphic design, promotional planning and providing a path forward, as well as supporting general business efforts.

For our firm, these marketing efforts allowed us to insert our presence into the real estate industry locally and provided us the opportunities to showcase our ability in leveraging our value-add services in the property management market.

We are actively pursuing our online marketing strategy; which includes development of and launch of our website (www.legacyventuresinc.com) and will actively engage potential clients on social media, including LinkedIn, Facebook and Twitter.”

Risk Factors, page 6

3.    Please include a risk factor discussing your auditor’s opinion that there is substantial doubt about your ability to continue as a going concern.

RESPONSE: We respectfully inform the Staff that we added the following risk factor on page 7 under subheading “Substantial Doubt About Our Ability to Continue as a Going Concern.”

“The Company has a minimum cash balance available for payment of ongoing operating expenses, has experienced losses from operations, and it does not have a source of revenue. The Company has incurred net operating losses and used cash in operations. As of June 30, 2014, the Company had an accumulated deficit of $3,678, and used cash in operations of $861. Losses have principally occurred as a result of the substantial resources required for start-up operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Our continuation as a going concern is dependent upon our ability to obtain financing to fund the continued development and working capital requirements. There can be no assurance the necessary debt or equity financing will be available, or will be available on terms acceptable to the Company. If we cannot continue as a going concern, our stockholders may lose their entire investment.”

4.    We note that Mr. Saeed, your sole officer and director, owns 72.97% of your outstanding common stock. Please include a risk factor discussing Mr. Saeed’s ability to exercise significant control over you.

RESPONSE: In response to the Staff’s comment, we respectfully added the following risk factor on page 8 under subheading “Our Sole Director and Officer’s Significant Control Over the Company.”

Our sole director and officer beneficially own approximately 72.97% of our common stock and is able to exercise control over all matters requiring shareholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. He also has significant control over our management and policies. The directors elected thereof will be able to significantly influence decisions affecting our capital structure. This control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in Company’s best interest.

5.    We note your disclosure on page 15 that your principal executive office, and Mr. Saeed’s personal residence, is located in Canada. Please include a risk factor pertaining to the difficulty U.S. investors would face in effecting service of process against Mr. Saeed and in enforcing judgments by U.S. courts against Mr. Saeed.

RESPONSE: In response to the Staff’s comment, we respectfully added the following risk factor on page 8 under subheading “Difficulties in Effecting Service of Process.”

“Our President and sole director, Rehan Saeed, resides in Canada and thus, outside of the United States. Therefore, shareholders may have difficulty effecting service of process against him. It would be expensive, difficult and time consuming for U.S. stockholders to effect service of process within the United States on our officer and director, enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officer and director,  enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against our officer and director, and bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against our officer and director. These difficulties could have the effect of negating an investor or shareholders ability to enforce his or her legal rights against our officer and director.”

6.    We note that this risk factor references “the value of our properties,” and suggests that you will own real estate investments. Please reconcile this with your disclosure throughout the filing, which indicates that you will provide management and consulting services.

RESPONSE: In response to the Staff’s comment, we have respectfully revised our disclosure that would imply our owning real estate investments now or in the future. Furthermore, we respectfully inform the Staff that our company only provides third-party management services to real estate investors and property owners and do not plan to hold any real estate investment on our own.

Our Status as an “Emerging Growth Company” Under the JOBS Act of 2012, page 11

7.    We note your disclosure that you have elected to opt out of the extended transition period for complying with revised accounting standards. Alternatively, on page 5 your disclosure indicates that you have elected to use the extended transition period. Please clarify and revise your disclosure within your amended filing.

RESPONSE: We duly note the inconsistency regarding our election of the use of extended transition period on page 5 and page 11. Accordingly, we have respectfully revised the risk factor on page 11 to indicate and confirm our company’s plan to use the extended transition period as an “Emerging Growth Company”.

Description of Business, page 12

8.   We note your disclosure on page 13 that you intend to expand the geographic footprint of your services with the net proceeds of this offering. Additionally, on page 15 you disclose plans to increase your market budget using proceeds. The disclosure on page 11 indicates that you will not receive any proceeds from this offering. Please clarify and revise your disclosure within your amended filing.

RESPONSE: We duly note the inconsistency regarding the use of net proceeds of this offering. We respectfully revise the Staff that we will not receive any proceeds from the sale of common stock by the selling security holders. Accordingly, we have revised our disclosure on page 13 and page 15 to reflect such plan.

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 16

Plan of Operations, page 16

9.    Please expand to discuss in greater detail your company’s plan of operations for the next twelve months. Please provide detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures, and the expected sources of such funding.

Response: In response to the Staff’s comment, we have respectfully revised the disclosure and inserted the following plan of operations for the next twelve months.

“Over the twelve month period starting upon the effective date of this registration statement, we intend to market our property management and consulting services to the real estate industry in the Greater Toronto area. The company has a three step approach. The first is to leverage our CEO Rehan Saeed’s existing network of professional contacts (over 500) that he has built over the course of his tenure working in the industry. The primary form of communication will be through personal outreach, distribution of flyers via mail and emails inviting them to register on our website. By enrolling in our website, the clients will have the ability list their investment properties that they wish to lease out. Once we have reached the first 100 properties listed on our site, then we will start an online advertising campaign with major search engines such as Google, Bing and Yahoo advertising to attract both real estate owners and tenants to start generating revenue. The Company has budgeted $2,000 for the cost of this marketing approach to the business. The funds will cover the cost of designing the website, hosting, search engine advertising and a simple marketing brochure.

The next step is to attend seminars, roadshows, reach out to real estate brokerages and business owners in negotiating management contracts for commercial office spaces. The plan is to build and maintain a long term relationships that provide unique value adds to the property management contract. These value-added services will be designed as options in the contracts to meet various customer needs such as providing: Lawn care maintenance, Snow removal from property, Minor non-structural repairs. These services will contribute towards generating additional revenue for the company.

The third step would be to penetrate specialty markets in property management such as medical clinics, nursing homes and senior residences. These niche segments allows a property manager to make additional revenue from the value- added services as described above.

The Company does not have sufficient capital to pursue this business model for the upcoming year while also paying the cost of this registration. Following SEC’s acceptance of this Registration Statement, we plan to raise additional capital through various investor outreach efforts.

If we are unable to build our customer base or gain any clients, we will cease our development and/or marketing operations until we raise money. Attempting to raise capital after failing in any phase of our development plan could be difficult. As such, if we cannot secure additional proceeds, we will have to cease operations and investors would lose their entire investment.   We intend to raise additional capital through private placements once we gain a quotation on the OTC Bulletin Board, for which there is no assurance. If we need additional cash but are unable to raise it, we will either suspend marketing operations until we do raise the cash, or cease operations entirely. Other than as described in this paragraph, we have no other financing plans.”

Liquidity and Capital Resources, page 18

10.  Please revise your amended filing to include the appropriate cash balance for the period presented.

RESPONSE: In response to the Staff’s comment, we have respectfully included our cash balance for the period presented in the amended filing.

Director, Executive Officers, Promoters and Control Persons, page 19

11.  Please clarify whether Mr. Saeed is currently employed by AYA Financial, Inc. If so, please revise your filing to disclose the conflicts of interest that Mr. Saeed faces as a result of such employment, any policies you have adopted to minimize the impact of such conflicts, and the number of hours per week that Mr. Saeed devotes to you.

RESPONSE: We respectfully advised the Staff that Mr. Saeed is no longer employed by AYA Financial, Inc (“AYA”), as Mr. Saeed left AYA in September of 2014. Therefore, there is no conflict of interest between Mr. Saeed’s current positions as the President and Director of Legacy Ventures International and his previous employment at AYA. Accordingly, we have respectfully revised the disclosure on page 18 to reflect his updated employment history.

Selling Security Holders, page 20

12.  We note that several of the selling shareholders appear to be relatives. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and minor children. See Securities Act Release 33-4819 (Feb. 14, 1966). For each selling shareholder, please revise the table to reflect the securities held in the name of a spouse or minor child as being beneficially owned by that selling shareholder.

RESPONSE: We respectfully informed the Staff that we have revised the “Selling Security Holders” table to reflect the securities held in the name of a spouse as being beneficially owned by that selling shareholder and added footnote for explanation. None of the selling shareholder is the spouse or minor children of Mr. Rehan Saeed and therefore we did not revise the beneficial ownership table.

Item 16. Exhibits and Financial Statement Schedules, page 26

13.  Please file your legal opinion as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed as EDGAR correspondence.

RESPONSE: As requested in your letter, we have respectfully attached our counsel’s legal opinion as Exhibit 5.1. Accordingly, we have removed the footnote that the exhibit was “to be filed by amendment”.

Signatures, page 28

14.  Please identify Mr. Saeed, if true, as your principal accounting officer or controller. Refer to Instructions 1 and 2 to Signatures of Form S-1.

RESPONSE: We respectfully informed the Staff that we have revised the disclosure to identify Mr. Saeed as our Principal Accounting Officer of the Company on the signature page.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legacy Ventures International Inc.

By:	/s/ Rehan Saeed
Name: Rehan Saeed
Title: Chief Executive Officer